Exhibit 99.1

News

STINS COMAN GRANTS 12 MONTH EXTENSION TO RIT TECHNOLOGIES'
CONVERTIBLE LOAN AGREEMENT

Tel Aviv, Israel – April 18, 2010 – RiT Technologies (NASDAQ: RITT) and Stins Coman Inc., RiT’s controlling shareholder, today announced that they have extended the term of their convertible loan agreement by an additional 12 months until June 11, 2012. During this extended period, RiT may call for any additional portion of the loan.

The terms of the loan remain unchanged from the original agreement signed in June 2009.

The term of the original loan was previously extended by 12 months in February, 2010, and is now being extended for an additional 12 months. According to the original loan agreement, Stins Coman has provided RiT with a credit line of up to $10 million, with the outstanding principal accruing at an annual interest rate of 2.47%. All amounts drawn, together with all accrued interest, are payable over a period of 36 months following the receipt of each loan tranche. The original agreement also granted Stins Coman the right, at any time, to convert the outstanding principal amount and accrued interest, in whole or in part, into ordinary shares of RiT, at a per-share conversion price equal to the market price of RiT shares on NASDAQ on the day RiT receives the funds plus a 10% premium. All of these original provisions remain unchanged in the extended agreement.

As of April 18 2011, RiT has drawn approximately $5.8 million of the loan.

Commenting on the news, Mr. Sergey Anisimov, Chairman of RiT and President of Stins Coman, said, “This extension demonstrates Stins Coman’s confidence in RiT’s high potential, its importance as a member of our Group, and the long-term strategic plans that we have for the Company.”

“Stins Coman’s guidance and strong financial support are essential for the success of the aggressive growth strategy that we have adopted,” commented Eran Ayzik, RiT’s President and CEO. “Thanks to this support, we continue to increase our sales and marketing efforts, create new partnerships and expand our product portfolio. We are confident that we are on the right track for achieving renewed growth and profitability”.

The extension of the loan term has been approved by RiT’s Audit Committee and Board of Directors. For additional details about the transaction, shareholders are invited to read the Company’s related 6-K filing that RiT has submitted to the Securities and Exchange Commission (SEC).

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd 24 Raoul Wallenberg St., Tel Aviv 69719, Israel

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Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:

Moti Antebi
CFO
+972-3-766-4249
motia@rit.co.il

RiT Technologies Ltd 24 Raoul Wallenberg St., Tel Aviv 69719, Israel	Page 2 of 2